November 10, 2011

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 25, 2010
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 10, 2011
Response Letter Dated August 24, 2011
File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated October 7, 2011, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”), and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on May 10, 2011 (the “2010 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated October 7, 2011 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2010

Proved reserve estimate table, page 22

1.	We note your response to comment two which indicates that you employ phased development to achieve stable production in low permeability reservoirs to meet long-term supply obligations. With respect to these low permeability fields;

•	describe their physical characteristics and specify the techniques used to develop and produce the natural gas;

The Company advises the Staff that the “low permeability reservoir” referred to in its prior response means the reservoirs with such physical characteristics as having a surface permeability less than 1 md (generally within the range of 0.5 md – 0.8 md) and a surface porosity of 10% or less. These physical characteristics are similar to those of the tight reservoir (with the in-place permeability equal to or lower than 0.1 md) as defined in the Natural Gas Policy Act of 1978 in the United States. The Company currently develops the low permeability reservoirs by using the technique of relying on vertical wells with horizontal wells as supplements. Both such two types of wells require fracturing reformation in order to be productive. The natural production capacity of low permeability reservoir without being fractured generally can not reach the commercial gas flow rates. The production of the fractured gas wells demonstrates such a mode as under which the gas wells have a high production at the early stage after being fractured but decreases quickly at a progressive rate. To achieve stable production in these low permeability reservoirs that helps meet long-term natural gas supply obligations, the Company needs to apply the methods of phased development by way of well or block replacements.

•	tell us if there is a mechanism or alternate market to sell produced gas from these reservoirs (i.e. other than through the long-term supply contracts described in your prior response);

The Company sells all of the natural gas through its pipelines and under long-term supply arrangements with customers. There are mainly two types of long-term supply arrangements. The first is multi-years supply contracts with terms ranging from 20 to 30 years that can be extended upon mutual agreement. Majority of the natural gas produced from the Company’s gas fields in China is put into the Company’s nationwide, long-range pipeline system, which then transports and supplies the gas on a centralized basis to customers who have entered into multi-years supply contracts with the Company in the areas where the pipeline system covers.

The second type is renewable annual contracts. A small portion of the natural gas produced by the Company is put into local or internal pipeline systems and sold to customers in the areas adjacent to the Company’s gas fields. These customers typically have formed de-facto long-term relationships with the Company over the years and enter into supply contracts with the Company before the year end to determine the amount of gas to be purchased for the next year, with such contracts being renewed every year. In general, the Company’s supply relationships with this type of customers under the annual contracts have existed for more than ten years.

Currently there is no alternate market to sell gas produced by the Company other than through the two types of long-term supply arrangements described above. With the existing markets rapidly growing and new markets opening up as the Company’s pipeline system expanding, the Company expects this sales model to continue for the foreseeable future. In particular, the Company expects to extend the existing multi-years supply contracts upon their initial expiry and continue to enter into multi-years supply contracts in new areas where the Company’s pipeline system reaches.

The Company’s expectation is based on the following observation: According to China Energy Development Report (2009), natural gas consumption in China is expected to reach 7,060 billion cubic feet in 2015, representing a compound annual growth rate, or CAGR, of 14.5% from 2009; but on the supply side, natural gas production is expected to reach 4,940 billion cubic feet in 2015, representing a CAGR of 8.9% from 2009. This huge gap between demand and supply ensures a stable and growing market for the Company’s natural gas production for the foreseeable future, which must be supported by sufficient natural gas reserves. In fact, the Company’s natural gas sales volume increased from 1,357.0 billion cubic feet in 2006 to 2,225.2 billion cubic feet in 2010, representing a CAGR of 13.2%, and the Company expects this trend to continue.

As China’s largest natural gas supplier, the Company accounted for approximately 70% of total natural gas sales in China in 2010. As of December 31, 2010, the length of the Company’s pipelines accounted for more than 80% of the total length of natural gas pipelines in China and the Company is still rapidly expanding its pipeline system. The Company’s dominant position in China’s natural gas market is unlikely to change in the foreseeable future. As the PRC government has adopted the policy of encouraging the use of clean energy and mandated that municipal governments and large industrial gas users increase the use of natural gas to reduce pollution, the Company believes it is well positioned to meet the long-term natural gas consumption demands under its long-term supply arrangement model.

•	specify if you have declared proved undeveloped reserves that are expected to be developed and produced beyond the terms of the long-term supply agreements;

The Company advises the Staff that the Company has not declared proved undeveloped reserves that are expected to be developed beyond the terms of the existing multi-years supply agreements, but a portion of the proved undeveloped reserves may be produced beyond the terms of the existing multi-years supply agreements. However, the Company is reasonably certain that it will supply the natural gas produced from these reserves to customers through extending the existing multi-years supply contracts, entering into new contracts or renewing the annual supply contracts on a long-term basis, as discussed above. Based on the strong demand for natural gas consumption in China for the foreseeable future and the historical record of the Company’s long-term supply arrangements, the Company believes that the market for the natural gas produced from its proved undeveloped reserves is reasonably assured.

•

refer to Question 108.01 of the Compliance and Disclosure Interpretations (“C&DIs”) of the Oil and Gas Rules in Regulation S-X and Regulation S-K and tell us how you concluded what constitutes a development project. In this regard, your prior response appears to focus on reservoirs rather than development projects; and

An oil or natural gas development project of the Company generally covers one single oil or natural gas reservoir or field. The Company views the development of a large gas field that involves the drilling of numerous wells in multiple stages as one overall project. For such a project, the Company adopts an overall development plan that provides definite time schedule and investment decision, and the project will be fully operational after the completion of the initial construction or development, with ongoing production and transportation of natural gas until the end of the project. An overall development project typically consists of a number of sub-projects, each being a single engineering activity.

A small number of the Company’s natural gas projects that cover low permeability field/reservoirs remain undeveloped more than five years. These projects refer to the engineering activities that mainly consist of phased drilling by way of well or block replacements after completing the construction of major surface infrastructures and planned production capacities, thereby compensating the progressive decrease in production in order to satisfy the long-term supply obligations.

•	tell us the level of capital expenditures associated with the related proved undeveloped reserves that would be lost if the project was terminated.

The Company respectfully advises the Staff that the Company does not expect to lose any capital expenditures associated with the related proved undeveloped reserves. Based on the reasons discussed in the response to your above comments, as required by the Chinese government’s policy of encouraging the use of clean energy and in response to the robust market demand, the Company must supply volumes of natural gas sufficient to meet its long-term supply obligations and growing future natural gas demand. As a result, the Company is reasonably certain that it will develop all of its proved natural gas reserves and does not expect any of its overall development projects to be terminated before completion.

If the engineering activities consisting mainly of drilling for the proved reserves that remain undeveloped for five years or more were terminated, then the capital expenditures that would be lost are related to (i) the expenditures incurred during the initial exploration and assessment period associated with these proved undeveloped reserves; and (ii) the investment in relation to the initial construction of surface infrastructures associated with these proved undeveloped reserves. Based on the Company’s historical cost analysis, the investment in relation to the initial construction of surface infrastructures accounts for approximately 30% to 60% of the total investment in connection with the relevant development projects. If the relevant engineering activities were terminated, the impact of the loss on the overall development projects would be substantial.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

2.	We note your response to prior comment four which specifies that value-added tax and other taxes are netted against “future cash inflows from sales of oil and gas.” Please clarify the intended meaning of “netted against” and tell us how you classify the related cash inflows from the sale of oil and gas associated with value-added tax and other taxes in your standardized measure of discounted future net cash flows. As previously requested, please confirm you will disclose how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates.

In addition, please clarify how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your statements of operations. Lastly, please confirm that you will disclose these classification policies in your filings.

The Company advises the Staff that “future cash inflows from sales of oil and gas” in the standardized measure of discounted future net cash flows are net of value-added taxes. Enterprise income taxes are included in “future income tax expense” in the standardized measure of discounted future net cash flows. Other taxes (including “royalty fee” which is in substance a production tax) are included in “future production costs” as production taxes in the standardized measure of discounted future net cash flows. Such treatment is in accordance with the definitions of future cash inflows, future development and production costs and future income tax expense as set out in Rule 4-10(a) of Regulation S-X as well as ASU 2010-03 Extractive Activities – Oil and Gas 932-235-50-31.

The Company further advises the Staff that “sales and other operating revenues” in the results of operations for oil and gas producing activities are net of value-added taxes. Enterprise income taxes are included in “income tax expenses” in the results of operations for oil and gas producing activities. Exploration license fees are included in “exploration expenses” in the results of operations for oil and gas producing activities. All other items of fees, taxes and royalties disclosed on pages 45 and 46 are included in “taxes other than income taxes” in the results of operations for oil and gas producing activities.

The classification policies for the fees, taxes and royalties disclosed on pages 45 and 46 are included as footnotes 3 (p) and 3 (q) to the Company’s consolidated financial statements for the fiscal year ended December 31, 2010.

In relation to disclosing the treatment and classification of the fees, taxes and royalties described on pages 45 and 46 in the “Supplementary Information on Oil and Gas Producing Activities”, the Company confirms that it will make the following additional disclosure in future Form 20-F filings:

“Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2011, 2010 and 2009 are based on the un-weighted arithmetic average of the first-day-of-the-month oil and gas price for each month within the 12-month period before the ending date of the period and cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. “Future cash inflows from sales of oil and gas” are net of value-added taxes. Enterprise income taxes are included in “future income tax expense. Other taxes are included in “future production costs” as production taxes.”

“Results of Operations for Oil and Gas Producing Activities

The results of operations for oil and gas producing activities for the years ended December 31, 2011, 2010 and 2009 are presented below. “Sales and other operating revenues” include sales to third parties and inter-segment sales (at arm’s-length prices), net of value-added taxes. Consumption tax, resource tax, crude oil special gain levy and other production taxes are included in “taxes other than income taxes.” Income taxes are computed using the statutory tax rate, reflecting tax deductions and tax credits for the respective years ended.”

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Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/	Li Hualin
Name:	Li Hualin
Title:	Company Secretary